Troutman Pepper Hamilton Sanders LLP 3000 Two Logan Square, Eighteenth and Arch Streets Philadelphia, PA 19103-2799 troutman.com

December 23, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Lauren Sprague Hamill and Laura Crotty

Re:	Windtree Therapeutics, Inc. Amended Preliminary Proxy Statement on Schedule 14A Filed December 12, 2022 File No. 001-39290

Ladies and Gentlemen:

We are submitting this letter on behalf of our client Windtree Therapeutics, Inc. (the “Company”), in response to the written comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) contained in your letter, dated December 21, 2022 (the “Comment Letter”) in connection with the Company’s Amended Preliminary Proxy Statement on Schedule 14A (the “PRER14A”), filed on December 12, 2022. In response to the comments set forth in the Comment Letter the Company has revised the PRER14A and is filing a revised draft (the “Amended PRER14A”) with this response letter.

For your convenience, our responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. Each of the comments from the Comment Letter is restated in bold and italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the respective meanings given to such terms in the Amended PRER14A.

Amended Preliminary Proxy Statement on Schedule 14A filed December 12, 2022

Stockholders Entitled to Vote, page 5

1.

We note your response to our prior comment 2 and your statement on page 5 that shareholders who choose not to cast a vote will have their shares of Series A Preferred Stock redeemed in the Initial Redemption. Please tell us how this statement is consistent with your statement on page 6 that registered stockholders can virtually attend and vote online during the Special Meeting. In this regard, clarify when during the course of the Special Meeting the Initial Redemption, quorum call, and opening of the polls will occur.

Securities and Exchange Commission December 23, 2022 Page 2

The Company respectfully advises the Staff that any holder of Series A Preferred Stock present at the Special Meeting virtually in person or by proxy shall not have their shares of Series A Preferred Stock redeemed in the Initial Redemption. Such holders can choose to attend the Special Meeting and abstain from voting on any or all of the proposals subject to a vote at the Special Meeting.

Furthermore, the Company respectfully advises the Staff that the Initial Redemption will occur after the quorum call and before opening of the polls at the Special Meeting. Pursuant to Nasdaq Listing Rule 5620(c), in no case shall a quorum be less than 33 1/3% of the Company’s common voting stock. If at least 33 1/3% of the Company’s common voting stock held as of the Record Date is represented in person or by proxy at the Special Meeting, then an equal or greater percentage of Series A Preferred Stock shall also be deemed to be present, and therefore a quorum shall have been achieved at the Special Meeting. Conversely, if fewer than 33 1/3% of the Company’s common voting stock held as of the Record Date is represented in person or by proxy at the Special Meeting, then a quorum shall not be achieved. As a result, neither the Series A Preferred Stock, nor the Initial Redemption thereof, has any practical effect on the Company’s ability to achieve a quorum.

The Company has revised its disclosure on page 5 of the Amended PRER14A as follows:

“The Initial Redemption will occur after the quorum call and before opening of the polls at the Special Meeting.  A holder’s shares of Series A Preferred Stock will be redeemed in the Initial Redemption if (1) such holder does not submit a proxy to vote its shares of Common Stock and Series A Preferred Stock at the Special Meeting (or revokes a submitted proxy prior to the Special Meeting); and (2) such holder is not present at the Special Meeting virtually in person or by proxy before opening of the polls at the Special Meeting.  If a holder is present at the Special Meeting virtually in person or by proxy prior to the opening of the polls at the Special Meeting, such holder’s Series A Preferred Stock shall not be redeemed in the Initial Redemption and shall be deemed outstanding for purposes of the Special Meeting.

Additionally, if a holder of the Company’s Common Stock submits a proxy to vote its shares of Common Stock and Series A Preferred Stock, and subsequently revokes such proxy prior to the opening of the polls at the Special Meeting, any shares of Series A Preferred Stock held by such holder shall be redeemed in the Initial Redemption, unless such holder is present at the Special Meeting virtually in person prior to the opening of the polls at the Special Meeting, in which case such holder’s Series A Preferred Stock shall not be redeemed in the Initial Redemption and shall be deemed outstanding for purposes of the Special Meeting.”

Securities and Exchange Commission December 23, 2022 Page 3

General

2.

Please state in the forepart of your proxy that the issuance of the Series A Preferred is to help the company attain quorum at the special meeting by increasing the total number of votes stockholders voting at the meeting are entitled to cast on the proposals.

The Company respectfully advises the Staff that the existence of the Series A Preferred Stock does not help the Company obtain a quorum. Pursuant to the Company’s Amended and Restated By-Laws, the presence, in person or by proxy, of one-third (1/3) of the votes of the shares of stock of the Company issued, outstanding and entitled to vote shall be present in person or by proxy to constitute a quorum at any meeting of stockholders. Additionally, Nasdaq Listing Rule 5620(c) provides that in no case shall a quorum be less than 33 1/3% of the Company’s common voting stock. As such, and pursuant to the Company’s By-Laws and Nasdaq Listing Rule 5620(c), the existence of the Series A Preferred Stock does not impact the requirement that at least 33 1/3% of the Company’s common stock must be present in person or by proxy for the Company to obtain a quorum at the Special Meeting, which is required regardless of the existence of the Series A Preferred Stock. The Company advises the Staff that the Proxy Statement contains disclosure indicating that “[a] quorum consists of the presence at the Special Meeting either attending the meeting virtually or represented by proxy of the holders of one-third (1/3) of the votes stockholders are entitled to cast at the Special Meeting, and such quorum must include at least one-third (1/3) of the votes represented by our Common Stock.”

3.

We note your response to our prior comment 4. Please further revise your disclosure to clearly state the consequences to stockholders if they do not vote their common shares in person or by proxy. In this regard, please state the likelihood that even if a shareholder does not vote on the proposals the company will attain quorum at the meeting and the proposals will be approved or disapproved.

The Company respectfully advises the Staff that, as discussed in response 2 above, the existence of the Series A Preferred Stock does not increase the likelihood of obtaining a quorum at the Special Meeting. The Company respectfully advises the Staff further that it has updated its disclosure as set forth in response 1 above, and on page 5 of the Amended PRER14A as follows:

“Even if a holder of the Company’s Common Stock chooses to not cast a vote on the matters to be voted upon at the Special Meeting, the Company believes that the existence of the Series A Preferred Stock increases the likelihood that the Reverse Stock Split Proposal will be approved due to its amplified voting power, which may be further amplified as a result of the Initial Redemption. However, since holders of the Series A Preferred Stock have the opportunity to vote against the Reverse Stock Split Proposal, the Company may be unable to obtain the vote of the requisite voting power required to approve the Reverse Stock Split Proposal. In addition, if a holder of Series A Preferred Stock attends the Special Meeting virtually in person or by proxy and abstains from voting on the Reverse Stock Split Proposal, such holder’s Series A Preferred Stock shall not be redeemed in the Initial Redemption, and such abstention will be treated as a vote against the Reverse Stock Split Proposal.”

Securities and Exchange Commission December 23, 2022 Page 4

4.

Based on the number of shares reported outstanding in the proxy statement and assuming the Series A Preferred is voted as described in the proxy statement, please clarify the number of votes that will need to be cast (i.e., the number of common shares that will need to be voted) to attain quorum at the special meeting and approve the proposals.

The Company respectfully advises the staff that it has revised its disclosure by adding the following paragraph on page 8 of the Amended PRER14A as follows:

“There were 38,610,119 shares of Common Stock and 38,610.119 shares of Series A Preferred Stock outstanding on the Record Date. If no shares of Series A Preferred Stock are redeemed in the Initial Redemption, (a) a quorum shall consist of the presence, virtually in person or by proxy, of at least (i) shares of Common Stock and Series A Preferred Stock representing 12,882,909,707 total votes, and (ii) 12,870,040 shares of Common Stock, (b) the Reverse Stock Split Proposal shall require the affirmative vote of at least 19,324,364,560 total votes, and (c) the Adjournment Proposal shall require a majority of the total votes cast. The thresholds required to approve the proposals at this Special Meeting shall be reduced proportionally as a result of any shares of Series A Preferred Stock redeemed in the Initial Redemption, however, in no event shall such Initial Redemption impact the requirement under Nasdaq Listing Rule 5620(c) that at least 33 1/3% of the Company’s Common Stock must be present, virtually in person or by proxy, to obtain a quorum.”

5.

We have reviewed the opinion you provided in response to our prior comment 6. Please explain why the following assumption is required: “(f) the amendments to the Charter contemplated by the Preliminary Proxy Statement do not alter or change the powers, preferences, or special rights of the Common Stock so as to affect them adversely for all purposes.” Alternatively, provide a revised opinion that does not include this language.

The Company respectfully advises the Staff that its counsel has removed the referenced assumption and has submitted a new opinion as Annex A hereto.  The Company’s counsel had included the assumption above in the opinion because whether the approval of an amendment to the Amended and Restated Certificate of Incorporation such as the one contemplated in the Preliminary Proxy Statement through a vote which includes the vote of a super-voting preferred stock alters or changes the powers, preferences, or special rights of the Common Stock so as to affect them adversely (as set forth in Section 242(b) of the Delaware General Corporation Law (the “DGCL”)) has not been determined by a Delaware court to date and is not specifically provided for in the applicable statutes.  Legal opinions are to be delivered only in cases where there is clear statutory or precedent guidance. The Company’s counsel believes that if the position was briefed and argued before a Delaware court, such Delaware court should support the position, but given the lack of statutory clarity or direct precedent in this area, the Company’s counsel included the assumption (set forth in clause (f) of the opinion) that a Delaware court would reach this conclusion, which is based on counsel’s research and interpretation of analogous but not controlling points.  However, there is not enough statutory or direct case support to say for legal opinion purposes whether a vote at the Special Meeting which represented less than a majority of the outstanding shares of Common Stock of the Company would be sufficient to approve the amendment to the Amended and Restated Certificate of Incorporation under Section 242(b) of the DGCL. Notwithstanding, because the assumption is not necessary for the numbered opinions 1, 2 or 3 of the opinion provided herewith, counsel has removed the assumption.

Securities and Exchange Commission December 23, 2022 Page 5

We thank you for your prompt attention to this letter responding to the Staff’s Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to the undersigned at 215.981.4339.

Sincerely, /s/ Jennifer L. Porter, Esq. Jennifer L. Porter, Esq.

cc:	Via Email John Hamill, Windtree Therapeutics, Inc. Rachael M. Bushey, Troutman Pepper Hamilton Sanders LLP

ANNEX A

Troutman Pepper Opinion

(See Attached)

Troutman Pepper Hamilton Sanders LLP 3000 Two Logan Square, Eighteenth and Arch Streets Philadelphia, PA 19103-2799 troutman.com

December 23, 2022

Board of Directors

Windtree Therapeutics, Inc.

Re:         Series A Preferred Stock

Ladies and Gentlemen:

We have acted as counsel to Windtree Therapeutics, Inc., a Delaware corporation (the “Corporation”), in connection with certain matters related to the voting rights and redemption terms under Delaware law of the Corporation’s Series A Preferred Stock, par value $0.001 per share (the “Series A Preferred Stock”), as established by the Certificate of Designation of Series A Preferred Stock, as filed by the Corporation with the Delaware Secretary of State on November 18, 2022. We provide this letter pursuant to Comment No. 5 (“Comment No. 5”) provided in that certain comment letter from the United States Securities and Exchange Commission (the “Commission”), dated December 21, 2022 (the “Comment Letter”), related to the Corporation’s Preliminary Proxy Statement on Schedule 14A, as filed with the Commission on November 22, 2022, as amended on December 12, 2022 (the “Preliminary Proxy Statement”).

In response to Comment No. 5, we reviewed the following: (a) the Amended and Restated Certificate of Incorporation of the Corporation, as filed with the Delaware Secretary of State on February 15, 2018, as amended (the “Charter”); (b) the Amended and Restated Bylaws of the Corporation, effective as of April 19, 2016, as amended; (c) the resolutions adopted by the Corporation’s board of directors (the “Board”), dated November 18, 2022, declaring a dividend of one one-thousandth (1/1,000th) of a share of Series A Preferred Stock for each outstanding share of Common Stock, par value $0.001 per share (the “Common Stock”), to stockholders of record of Common Stock as of 5:00 p.m. Eastern Time on November 28, 2022; (d) the Preliminary Proxy Statement; and (e) the relevant portions of the Delaware General Corporation Law (the “DGCL”). In addition, we have also examined such corporate records and other agreements, documents and instruments, and such certificates or comparable documents of public officials and officers and representatives of the Corporation and have made such inquiries of such officers and representatives and have considered such matters of law as we have deemed appropriate as the basis for the opinions hereinafter set forth.

Securities and Exchange Commission December 23, 2022 Page 2

As a preliminary matter, we note that, pursuant to Section 151(a) of the DGCL, every corporation may issue one or more classes of stock or one or more series of stock within any class thereof, any or all of which classes may have such voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, as shall be stated and expressed in the certificate of incorporation or of any amendment thereto, or in the resolution or resolutions providing for the issue of such stock adopted by the board of directors pursuant to authority expressly vested in it by the provisions of its certificate of incorporation. Any of the voting powers, designations, preferences, rights and qualifications, limitations or restrictions of any such class or series of stock may be made dependent upon facts ascertainable outside the certificate of incorporation or of any amendment thereto, or outside the resolution or resolutions providing for the issue of such stock adopted by the board of directors pursuant to authority expressly vested in it by its certificate of incorporation. The term “facts,” as used in Section 151(a) of the DGCL, includes, but is not limited to, the occurrence of any event, including a determination or action by any person or body, including the corporation. Under Section 151(g) of the DGCL, when any corporation desires to issue any shares of stock of any class or of any series of any class of which the powers, designations, preferences and relative, participating, optional or other rights, if any, or the qualifications, limitations or restrictions thereof, if any, shall not have been set forth in the certificate of incorporation or in any amendment thereto but shall be provided for in a resolution or resolutions adopted by the board of directors pursuant to authority expressly vested in it by the certificate of incorporation or any amendment thereto, a certificate of designations setting forth a copy of such resolution or resolutions and the number of shares of stock of such class or series as to which the resolution or resolutions apply shall be executed, acknowledged, filed and shall become effective, in accordance with the relevant provisions of the DGCL.

In addition, Section 151(b) of the DGCL provides that any stock of any class or series may be made subject to redemption by the corporation at its option or at the option of the holders of such stock or upon the happening of a specified event for cash, property or rights, including securities of the same or another corporation, at such time or times, price or prices, or rate or rates, and with such adjustments, as shall be stated in the certificate of incorporation or in the resolution or resolutions providing for the issue of such stock adopted by the board of directors pursuant to Section 151(a) of the DGCL. Under Section 160(a) of the DGCL, every corporation may redeem its own shares, subject to, among other things, exceptions for capital impairment. Finally, Section 160(d) of the DGCL provides that shares which have been called for redemption shall not be deemed to be outstanding shares for the purpose of voting or determining the total number of shares entitled to vote on any matter on and after the date on which notice of redemption has been sent to holders thereof and a sum sufficient to redeem such shares has been irrevocably deposited or set aside to pay the redemption price to the holders of the shares upon surrender of certificates therefor.

On the basis of the foregoing, and subject to the qualifications, assumptions and limitations set forth herein, we are of the opinion that:

1.

the vote taken at the special meeting of the Corporation’s stockholders (the “Special Meeting”), to be held on a date to be determined, including votes represented by the Series A Preferred Stock, will be valid under Delaware law;

2.

the automatic redemption of all shares of Series A Preferred Stock that are not present in person or by proxy at the Special Meeting as of immediately prior to the opening of the polls at the Special Meeting (the “Initial Redemption”) will be valid under Delaware law; and

3.

the redemption of any outstanding shares of Series A Preferred Stock that have not been redeemed pursuant to the Initial Redemption in whole, but not in part, (i) if and when ordered by the Board or (ii) automatically upon the approval by the Corporation’s stockholders of an amendment to the Charter to effect a reverse stock split of the Corporation’s outstanding shares of Common Stock at the Special Meeting ((i) and (ii), collectively, the “Final Redemption” and, together with the Initial Redemption, the “Redemptions”) will be valid under Delaware law.

Securities and Exchange Commission December 23, 2022 Page 3

As, to the best of our knowledge, no Delaware court has ruled on the matters addressed by our opinions herein, our opinions are limited to our interpretation of the DGCL, its legislative history and applicable judicial decisions in effect on the date hereof. Please note that our opinions are not a guaranty as to what any particular court would actually hold, but a reasoned opinion as to the decision a court would reach if the issues are properly presented to it (including, without limitation, if the matter was appropriately briefed and argued) and the court followed existing precedent as to legal and equitable principles applicable in similar matters. The determination by any court is usually made on the basis of an analysis of the facts and circumstances of the particular case, rather than as a result of the application of consistently applied legal doctrines.

The opinions expressed herein are based on the assumptions that: (a) the Board acted in accordance with its fiduciary duties under Delaware law at all relevant times; (b) the Series A Preferred Stock have been validly issued; (c) the capital of the Corporation is not impaired within the meaning of Section 160(b) of the DGCL; (d) a sum sufficient to effect the Redemptions has been irrevocably deposited or set aside by the Corporation to pay the redemption price to the holders of the Series A Preferred Stock upon surrender of any certificates therefor; and (e) the Redemptions will not violate or constitute a default or breach under (i) any agreement or instrument to which the Corporation or its properties are subject, (ii) any law, rule or regulation to which the Corporation is subject (other than the DGCL), (iii) any judicial or regulatory order or decree of any governmental authority or (iv) any consent, approval, license, authorization or validation of or filing, recording or registration of any governmental authority.

This opinion is limited to the present laws of the State of Delaware. We express no opinion as to the laws of any other jurisdiction and no opinion regarding the statutes, administrative decisions, rules and regulations or requirements of any county, municipality or subdivision or other local authority of any jurisdiction.

We do not undertake to advise you or anyone else of any changes in the opinions expressed herein resulting from changes in law, changing in fact or any other matters that hereafter might occur or be brought to our attention.

This opinion may be relied upon by the Board only in connection with the matters set forth herein and may not be used or relied upon by any other person or for any other purpose, without in each instance, our prior written consent. We hereby consent to the sole use of this opinion as an exhibit to the Corporation’s response to the Comment Letter.

Very truly yours,

/s/ Troutman Pepper Hamilton Sanders LLP